Skadden, Arps, Slate, Meagher & Flom llp

Via EDGAR Sonia Gupta Barros Assistant Director	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 20, 2015
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Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Four Corners Property Trust, Inc.
Form 10
Filed October 14, 2015
File No. 001-37538

Dear Ms. Barros:

On behalf of Four Corners Property Trust, Inc. (the “Company” or “Four Corners”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated October 19, 2015 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-37538) that was filed on October 14, 2015 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. We have supplementally provided marked changes pages of the Registration Statement and the Information Statement against the October 14, 2015 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
October 20, 2015

Dividend Policy, page 55

1.
We note your response to comment one of our letter. Please further revise your table to (1) begin with pro forma net income for the year ended December 31, 2014, (2) adjust pro forma net income to calculate pro forma net income for the 12 months ended June 30, 2015, (3) adjust for operating cash flow changes expected in next 12 months, non-cash items, and certain income taxes, and (4) label the line item “estimated cash available for distribution for the 12 months ended June 30, 2016.”

Response: In response to the Staff’s comment, we have revised our disclosure to include the requested information on pages 55 to 57 of the Information Statement.

2.	If you wish to maintain your presentation of pro forma AFFO in this section, please do so in a manner that does not give it the same prominence as estimated cash available for distribution.

Response: In response to the Staff’s comment, we have revised our disclosure to include the requested information on pages 55 to 57 of the Information Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:	Anthony G. Morrow, Esq., Corporate Secretary
Four Corners Property Trust, Inc.

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP